Exhibit 99.2

Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2012 and 2011

(unaudited)

Condensed Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2012	2011	2012	2011
	$	$	$	$
Revenue	1,065,791	1,111,715	2,097,930	2,205,430

Operating expenses
Costs of services, selling and administrative	909,919	960,739	1,803,217	1,899,380
Acquisition-related and integration costs	—	945	—	3,130
Finance costs	9,480	5,190	14,766	11,014
Finance income	(547)	(1,986)	(1,004)	(2,530)
Other income	—	—	(5,646)	—
Foreign exchange gain	(518)	(2,770)	(1,623)	(2,511)
Share of profit on joint venture	—	(2,218)	(3,996)	(5,595)

	918,334	959,900	1,805,714	1,902,888

Earnings before income taxes	147,457	151,815	292,216	302,542
Income tax expense	41,731	33,072	79,947	57,142

Net earnings	105,726	118,743	212,269	245,400

Earnings per share (Note 6c)
Basic earnings per share	0.41	0.45	0.82	0.92
Diluted earnings per share	0.40	0.43	0.79	0.88

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	1

Condensed Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2012	2011	2012	2011
	$	$	$	$
Net earnings	105,726	118,743	212,269	245,400

Net unrealized losses on translating financial statements of foreign operations (net of income taxes)	(23,989)	(32,443)	(70,034)	(93,815)
Net unrealized gains on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	12,094	16,995	27,908	45,266
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	3,665	(1,245)	(6,254)	(1,470)
Net unrealized gains (losses) on investments available for sale (net of income taxes)	313	(258)	(200)	79

Other comprehensive loss	(7,917)	(16,951)	(48,580)	(49,940)

Comprehensive income	97,809	101,792	163,689	195,460

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	2

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	As at March 31, 2012	As at September 30, 2011
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	64,324	136,211
Short-term investments	5,889	10,166
Accounts receivable	498,552	490,484
Work in progress	425,859	391,066
Prepaid expenses and other current assets	103,972	100,407
Income taxes	2,534	4,252

Total current assets before funds held for clients	1,101,130	1,132,586
Funds held for clients	268,176	247,622

Total current assets	1,369,306	1,380,208
Property, plant and equipment	249,601	249,901
Contract costs	103,638	107,242
Intangible assets	271,179	292,133
Other long-term assets	62,034	55,593
Deferred tax assets	14,692	9,882
Investment in joint venture (Note 9)	—	26,373
Goodwill	2,479,944	2,536,022

	4,550,394	4,657,354

Liabilities
Current liabilities
Bank overdraft (Note 4)	—	75,538
Accounts payable and accrued liabilities	330,788	303,641
Accrued compensation	158,839	183,842
Deferred revenue	128,107	152,938
Income taxes	53,233	51,822
Provisions	9,813	12,125
Current portion of long-term debt	44,888	896,012

Total current liabilities before clients’ funds obligations	725,668	1,675,918
Clients’ funds obligations	265,399	244,660

Total current liabilities	991,067	1,920,578
Deferred tax liabilities	151,682	149,394
Long-term provisions	23,568	27,672
Long-term debt	836,327	109,669
Other long-term liabilities	109,866	100,810

	2,112,510	2,308,123

Equity
Retained earnings	1,201,094	1,057,599
Accumulated other comprehensive (loss) income (Note 8)	(34,008)	14,572
Capital stock (Note 6a)	1,173,002	1,178,559
Contributed surplus	97,796	98,501

	2,437,884	2,349,231

	4,550,394	4,657,354

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	3

Condensed Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Capital stock	Contributed surplus	Accumulated other comprehensive (loss) income	Retained earnings	Total equity
	$	$	$	$	$
Balance as at September 30, 2011	1,178,559	98,501	14,572	1,057,599	2,349,231
Net earnings for the period	—	—	—	212,269	212,269
Other comprehensive loss for the period	—	—	(48,580)	—	(48,580)

	1,178,559	98,501	(34,008)	1,269,868	2,512,920
Share-based payment costs	—	4,394	—	—	4,394
Income tax impact associated with stock options	—	2,605	—	—	2,605
Exercise of stock options (Note 6a)	32,217	(7,757)	—	—	24,460
Repurchase of Class A subordinate shares (Note 6a)	(24,640)	—	—	(68,774)	(93,414)
Purchase of Class A subordinate shares held in trust (Note 6a)	(14,252)	—	—	—	(14,252)
Sale of Class A subordinate shares held in trust (Note 6a)	1,118	53	—	—	1,171

Balance as at March 31, 2012	1,173,002	97,796	(34,008)	1,201,094	2,437,884

	Capital stock	Contributed surplus	Accumulated other comprehensive (loss) income	Retained earnings	Total equity
	$	$	$	$	$
Balance as at October 1, 2010	1,195,069	94,407	14,469	845,290	2,149,235
Net earnings for the period	—	—	—	245,400	245,400
Other comprehensive loss for the period	—	—	(49,940)	—	(49,940)

	1,195,069	94,407	(35,471)	1,090,690	2,344,695
Share-based payment costs	—	8,393	—	—	8,393
Income tax impact associated with stock options	—	4,189	—	—	4,189
Exercise of stock options	40,599	(8,570)	—	—	32,029
Repurchase of Class A subordinate shares	(49,820)	—	—	(134,527)	(184,347)
Purchase of Class A subordinate shares held in trust	(2,566)	—	—	—	(2,566)

Balance as at March 31, 2011	1,183,282	98,419	(35,471)	956,163	2,202,393

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	4

Condensed Consolidated Statements of Cash Flows

For the three and six months ended March 31

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2012	2011	2012	2011
	$	$	$	$
Operating activities
Net earnings	105,726	118,743	212,269	245,400
Adjustments for:
Amortization and depreciation (Note 7)	50,353	54,728	100,701	107,739
Share of profit on joint venture	—	(2,218)	(3,996)	(5,595)
Deferred income taxes	(1,487)	1,697	5,033	10,380
Foreign exchange gain	(1,200)	(2,571)	(997)	(2,335)
Share-based payment costs	1,902	2,981	4,394	8,393
Gain on sale of investment in joint venture (Note 9)	—	—	(2,981)	—
Dividend received from joint venture	—	—	7,350	4,900
Net change in non-cash working capital items	(51,077)	19,030	(68,842)	(78,643)

Cash provided by operating activities	104,217	192,390	252,931	290,239

Investing activities
Net change in short-term investments	787	2,856	3,470	3,570
Proceeds from sale of investment in joint venture (Note 9)	26,000	—	26,000	—
Proceeds from sale of business	458	—	916	—
Purchase of property, plant and equipment	(13,385)	(22,855)	(25,383)	(39,656)
Additions to contract costs	(6,382)	(6,665)	(14,342)	(18,311)
Additions to intangible assets	(10,151)	(9,375)	(19,164)	(15,419)
Additions to other long-term assets	(709)	—	(954)	—
Purchase of long-term investments	—	(11,008)	—	(11,008)
Payment received from finance leases receivable	637	—	637	—

Cash used in investing activities	(2,745)	(47,047)	(28,820)	(80,824)

Financing activities
Net change in credit facilities	(67,308)	37,087	(608,723)	2,787
Increase of long-term debt	—	—	490,382	—
Repayment of long-term debt	(11,117)	(101,735)	(20,078)	(109,176)
Payment on settlement of forward contracts	—	(1,275)	—	(1,275)
Purchase of Class A subordinate shares held in trust (Note 6a)	—	—	(14,252)	(2,566)
Sale of Class A subordinate shares held in a trust	—	—	1,171	—
Repurchase of Class A subordinate shares (Note 6a)	(29,997)	(102,924)	(93,414)	(183,930)
Issuance of Class A subordinate shares	11,568	16,557	24,331	32,350

Cash used in financing activities	(96,854)	(152,290)	(220,583)	(261,810)

Effect of foreign exchange rate changes on cash and cash equivalents	2,347	1,177	123	1,409

Net decrease in cash and cash equivalents and bank overdraft	6,965	(5,770)	3,651	(50,986)
Cash and cash equivalents net of bank overdraft, beginning of period	57,359	63,313	60,673	108,529

Cash and cash equivalents, end of period (Note 4)	64,324	57,543	64,324	57,543

The following amounts are classified within operating activities:
Interest paid	3,494	6,866	6,889	10,380
Interest received	606	2,006	1,124	2,550
Income taxes paid	40,755	12,944	64,574	85,665

NON-CASH TRANSACTIONS

Significant non-cash transactions consisted of property, plant and equipment (“PP&E”) and intangible asset additions for a total amount of $13,117,000 and $33,489,000 for the three and six months ended March 31, 2012, respectively ($16,667,000 and $32,442,000 for the three and six months ended March 31, 2011, respectively).

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	5

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include management of IT and business processes (“outsourcing”), systems integration and consulting including sale of software licenses. The Company was incorporated under Part IA of the Companies Act (Quebec) and its shares are publicly traded. The executive and registered office of the Company is situated at 1130 Sherbrooke Street West, 7th floor, Montreal, Quebec, H3A 2M8, Canada.

2.	Basis of preparation

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and IFRS 1, “First-time Adoption of International Financial Reporting Standards”, as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending September 30, 2012, which were set out in Note 3 “Summary of significant accounting policies” in the Company’s interim condensed consolidated financial statements for the three months ended December 31, 2011.

These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2011, which were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, Canadian GAAP differs in some areas from IFRS. The comparative figures presented were adjusted to reflect these adjustments. Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on consolidated equity, earnings, comprehensive income and cash flows as at and for the three and six months ended March 31, 2011 are provided in Note 12, “Transition to IFRS”.

In addition, these interim condensed consolidated financial statements should be read in conjunction with the interim condensed consolidated financial statements of the Company for the three months ended December 31, 2011, which include reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on consolidated equity and balance sheets as at October 1, 2010 and September 30, 2011 and on consolidated earnings, comprehensive income and cash flows for the year ended September 30, 2011. The interim condensed consolidated financial statements for the three months ended December 31, 2011 also include certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual consolidated financial statements.

The Company’s unaudited interim condensed consolidated financial statements for the three and six months ended March 31, 2012 and 2011 were authorized for issue by the Board of Directors on April 24, 2012.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	6

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•	IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

•	IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements.

•	IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income.

•	IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements.

Other than IFRS 9, the above standards are effective October 1, 2013, with earlier application permitted. IFRS 9 is effective October 1, 2015, also with earlier application permitted. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

4.	Cash and cash equivalents and bank overdraft

	As at March 31, 2012	As at September 30, 2011
	$	$
Cash	45,099	95,643
Cash equivalents	19,225	40,568

Cash and cash equivalents	64,324	136,211
Bank overdraft	—	(75,538)

	64,324	60,673

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	7

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Long-term debt

On December 7, 2011, the Company renewed its unsecured revolving credit facility of $1,500,000,000 for an additional five years, expiring in December 2016 and bearing interest at one month LIBOR plus a variable margin that is determined based on leverage ratios.

Additionally, on December 15, 2011, the Company drew down an amount of $491,008,000 (US$475,000,000) on a private placement financing with U.S. institutional investors. The private placement is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. With the proceeds of this private placement, the Company reimbursed an amount of $491,008,000 of the unsecured revolving term facility.

The outstanding balance of the unsecured revolving credit facility and this new private placement amounted to $239,452,000 and $474,573,000, respectively, as at March 31, 2012 ($859,277,000 and nil, respectively, as at September 30, 2011).

6.	Capital stock, share-based payments and earnings per share

A) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance as at September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559
Repurchased and cancelled[1]	(4,915,000)	(24,640)	—	—	(4,915,000)	(24,640)
Issued upon exercise of stock options[2]	2,643,243	32,217	—	—	2,643,243	32,217
Purchased and held in trust[3]	—	(14,252)	—	—	—	(14,252)
Sale of shares held in trust[4]	—	1,118	—	—	—	1,118

Balance as at March 31, 2012	224,783,283	1,126,115	33,608,159	46,887	258,391,442	1,173,002

[1]

On February 1, 2012, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 22,064,163 Class A subordinate shares. During the six months ended March 31, 2012, the Company repurchased 4,915,000 Class A subordinate shares for $93,414,000 under the previous and current NCIB. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $68,774,000, was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $7,757,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[3]

The trustee, in accordance with the terms of the Performance Share Unit(“PSU”) plan and a Trust Agreement, purchased 761,358 Class A subordinate shares of the Company on the open market for $14,252,000 during the six months ended March 31, 2012. As at March 31, 2012, 863,866 Class A subordinate shares were held in trust under the PSU plan (Note 6b).

[4]

During the six months ended March 31, 2012, the trustee sold 61,504 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of the proceeds over the carrying value of the Class A subordinate shares, in the amount of $53,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	8

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS

i) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Stock options generally vest one to four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Number of stock options
Outstanding as at September 30, 2011	24,163,317
Granted	2,524,320
Exercised	(2,643,243)
Forfeited	(2,483,171)

Outstanding as at March 31, 2012	21,561,223

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Six months ended March 31
	2012	2011
Weighted average assumptions
Grant date fair value ($)	4.65	4.29
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	27.15	27.11
Risk-free interest rate (%)	1.38	1.99
Expected life (years)	4.00	5.00
Exercise price ($)	19.71	15.50
Share price ($)	19.71	15.50

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	9

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS (CONTINUED)

ii) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 6a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2011	164,012
Granted[1]	761,358
Forfeited	(61,504)

Outstanding as at March 31, 2012	863,866

[1]	The PSUs granted in the period had a grant date fair value of $19.71 per unit.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	10

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, share-based payments and earnings per share (continued)

C) EARNINGS PER SHARE

The following tables set forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

	Three months ended March 31
	2012			2011
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	105,726	257,415,349	0.41	118,743	266,442,676	0.45
Dilutive stock options and PSUs[2]		9,518,615			10,198,193

	105,726	266,933,964	0.40	118,743	276,640,869	0.43

	Six months ended March 31
	2012			2011
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	212,269	258,359,470	0.82	245,400	268,192,020	0.92
Dilutive stock options and PSUs[2]		9,688,053			9,939,583

	212,269	268,047,523	0.79	245,400	278,131,603	0.88

[1]

The 4,915,000 Class A subordinate shares repurchased and 863,866 Class A subordinate shares held in trust during the six months ended March 31, 2012(10,265,500 and 164,012, respectively, during the six months ended March 31, 2011), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]

The calculation of the diluted earnings per share excluded 2,499,333 and 2,513,660 stock options for the three and six months ended March 31, 2012, respectively (15,010 and 6,503,111 for the three and six months ended March 31, 2011, respectively), as they were anti-dilutive.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	11

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Amortization and depreciation

	Three months ended March 31		Six months ended March 31
	2012	2011	2012	2011
	$	$	$	$
Depreciation of PP&E	18,406	19,136	37,827	37,865
Amortization of intangible assets	22,970	25,811	45,038	50,797
Amortization of contract costs related to transition costs	6,160	6,291	12,009	12,407

Included in costs of services, selling and administrative	47,536	51,238	94,874	101,069
Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,136	2,788	4,432	5,552
Amortization of deferred financing fees (presented in finance costs)	294	322	615	643
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	348	380	741	475
Amortization of premiums and discounts on long-term investments (presented net in finance costs)	39	—	39	—

	50,353	54,728	100,701	107,739

8.	Accumulated other comprehensive (loss) income

	As at March 31, 2012	As at September 30, 2011
	$	$
Net unrealized (losses) gains on translating financial statements of foreign operations (net of accumulated income tax recovery of $2,304 as at March 31, 2012 and net of accumulated income tax expense of $1,977 as at September 30, 2011)	(57,759)	12,275
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in foreign operations (net of accumulated income tax expense of $3,666 as at March 31, 2012 and net of accumulated income tax recovery of $1,086 as at September 30, 2011)	23,213	(4,695)
Net unrealized (losses) gains on cash flow hedges (net of accumulated income tax recovery of $1,370 as at March 31, 2012 and net of income tax expenses of $1,457 as at September 30, 2011)	(982)	5,272
Net unrealized actuarial losses (net of income tax recovery of $217 as at March 31, 2012 and as at September 30, 2011)	(632)	(632)
Net unrealized gains on investments available for sale (net of accumulated income tax expense of $805 as at March 31, 2012 and $854 as at September 30, 2011)	2,152	2,352

	(34,008)	14,572

For the six months ended March 31, 2012, $1,366,000 of the net unrealized gains previously recognized in other comprehensive (loss) income (net of income taxes of $334,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	12

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Disposal of joint venture

During the six months ended March 31, 2012, the Company sold its 49% interest in Innovapost Inc. Consideration of $26,000,000 was received during the three months ended March 31, 2012. The Company recorded a gain of $2,981,000 relating to the disposal within other income. Following this transaction, the Company no longer has an interest in any joint venture.

10.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through four operating segments, namely: U.S. & India, Canada, Global Infrastructure Services (“GIS”) and Europe & Asia Pacific. As a result of changes to the management reporting structure in the current year, the Company is now managed through the following four operating segments: U.S., Canada, GIS and Europe & Asia Pacific.

The GIS operating segment incorporates all services provided to clients globally for the management of their technology infrastructure. The other operating segments are based on the Company’s geographic delivery model: U.S., Canada and Europe & Asia Pacific, which include their respective utilization of India’s delivery centers.

In the current quarter, the Company refined its internal management reporting which resulted in different operating segments as compared to those presented in the previous quarter. As such, India, which was previously presented with Europe & Asia Pacific within “International”, is no longer an operating segment and is now included within U.S., Canada and Europe & Asia Pacific as described above. The change in operating segments did not have a significant impact on goodwill allocation.

The following presents information on the Company’s operations based on its current management structure. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

	Three months ended March 31, 2012
	U.S.	Canada	GIS	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	551,103	445,201	176,222	66,229	1,238,755
Intersegment revenue elimination	(30,119)	(131,176)	(931)	(10,738)	(172,964)

Revenue	520,984	314,025	175,291	55,491	1,065,791

Earnings before finance costs, finance income and income tax expense[1]	66,284	71,517	15,180	3,409	156,390
Finance costs					(9,480)
Finance income					547

Earnings before income taxes					147,457

[1]	Amortization and depreciation included in U.S., Canada, GIS and Europe & Asia Pacific is $20,984,000, $8,939,000, $19,102,000 and $995,000, respectively, for the three months ended March 31, 2012.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	13

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Segmented information (continued)

	Three months ended March 31, 2011
	U.S.	Canada	GIS	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	506,031	471,439	228,536	69,571	1,275,577
Intersegment revenue elimination	(30,674)	(117,082)	(3,726)	(12,380)	(163,862)

Revenue	475,357	354,357	224,810	57,191	1,111,715

Earnings before acquisition-related and integration costs, finance costs, finance income, share of profit on joint venture and income tax expense [1]	43,077	68,031	39,365	3,273	153,746
Acquisition-related and integration costs					(945)
Finance costs					(5,190)
Finance income					1,986
Share of profit on joint venture					2,218

Earnings before income taxes					151,815

[1]	Amortization and depreciation included in U.S., Canada, GIS and Europe & Asia Pacific is $20,636,000, $10,734,000, $21,985,000 and $1,051,000, respectively, for the three months ended March 31, 2011.

	Six months ended March 31, 2012
	U.S.	Canada	GIS	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	1,070,992	879,878	355,404	132,100	2,438,374
Intersegment revenue elimination	(59,157)	(256,788)	(4,361)	(20,138)	(340,444)

Revenue	1,011,835	623,090	351,043	111,962	2,097,930

Earnings before finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	115,417	141,535	32,018	7,366	296,336
Finance costs					(14,766)
Finance income					1,004
Other income					5,646
Share of profit on joint venture					3,996

Earnings before income taxes					292,216

[1]	Amortization and depreciation included in U.S., Canada, GIS and Europe & Asia Pacific is $41,955,000, $18,350,000, $37,642,000 and $2,100,000, respectively, for the six months ended March 31, 2012.

	Six months ended March 31, 2011
	U.S.	Canada	GIS	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	1,032,927	912,559	453,769	135,725	2,534,980
Intersegment revenue elimination	(63,454)	(235,284)	(7,196)	(23,616)	(329,550)

Revenue	969,473	677,275	446,573	112,109	2,205,430

Earnings before acquisition-related and integration costs, finance costs, finance income, share of profit on joint venture and income tax expense [1]	97,809	135,930	69,901	4,921	308,561
Acquisition-related and integration costs					(3,130)
Finance costs					(11,014)
Finance income					2,530
Share of profit on joint venture					5,595

Earnings before income taxes					302,542

[1]	Amortization and depreciation included in U.S., Canada, GIS and Europe & Asia Pacific is $41,797,000, $21,214,000, $42,094,000 and $1,991,000, respectively, for the six months ended March 31, 2011.

Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	14

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Financial instruments

The following table summarizes the fair value of outstanding hedging instruments:

		As at March 31, 2012	As at September 30, 2011
	Recorded in	$	$
Hedges on net investments in foreign operations
US$700,000 debt designated as the hedging instruments of the Company’s net investment in U.S. operations (US$815,000 as at September 30, 2011)	Long-term debt	699,370	846,703
€11,000 debt designated as the hedging instrument of the Company’s net investment in European operations (€9,000 as at September 30, 2011)	Long-term debt	14,654	12,574
Cash flow hedges on future revenue

US$59,560 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$76,740 as at September 30, 2011)

	Other current assets Other long-term assets	9,283 1,899	6,497 5,613
US$67,474 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$45,000 as at September 30, 2011)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	— — 1,093 2,926	156 1 — 536
$77,145 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($62,220 as at September 30, 2011)	Accrued liabilities Other long-term liabilities	5,428 4,271	2,560 2,554
Cash flow hedges on Senior U.S. unsecured notes
US$20,000 foreign currency forward contracts (US$20,000 as at September 30, 2011)	Other long-term assets Other long-term liabilities	— 55	565 —

During the six months ended March 31, 2012, the Company’s hedging relationships were effective.

The Company expects that approximately $2,529,000 of the accumulated net unrealized loss on all derivative financial instruments designated as cash flow hedges as at March 31, 2012 will be reclassified to net earnings in the next 12 months.

During the three months ended March 31, 2012, the Company began selling, without recourse, certain accounts receivable. Accounts receivable are derecognized as financial assets if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	15

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Transition to IFRS

As discussed in Note 2, these condensed consolidated financial statements have been prepared in accordance with IFRS. IFRS 1 requires an entity to make an explicit and unreserved statement of compliance with IFRS in its first annual financial statements prepared under IFRS. The Company will accordingly make this statement in its 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. The first date at which IFRS was applied was October 1, 2010 (“Transition Date”). Descriptions of all applicable exemptions and exceptions upon IFRS adoption and the Company’s elections were described in Note 13 “Transition to IFRS” in the interim condensed consolidated financial statements for the three months ended December 31, 2011, which also included reconciliations from Canadian GAAP to IFRS of consolidated equity, net earnings, comprehensive income and cash flows as at and for the three months ended December 31, 2010, the year ended September 30, 2011 and the Transition Date. The Company’s elections to apply certain optional exemptions remain unchanged from the elections described in the Company’s interim condensed consolidated financial statements for the three months ended December 31, 2011.

RECONCILIATIONS OF CANADIAN GAAP TO IFRS

As required by IFRS 1, the following represents reconciliations from Canadian GAAP to IFRS as at and for the three and six months ended March 31, 2011 for consolidated equity, net earnings, comprehensive income and cash flows from the perspective of each adjustment. A discussion of the adjustments that impact these reconciliations, as well as consolidated statements of earnings for comparative periods for the three and six months ended March 31, 2011, are presented further below.

Reconciliation of consolidated equity

		As at March 31, 2011
		$
Total equity previously reported under Canadian GAAP		2,205,805
Differences increasing (decreasing) reported equity:
A	Employee benefits	(1,213)
B	Decommissioning liabilities included in the cost of PP&E	(875)
C	Reversal of intangible asset impairment	495
D	Reversal of contract cost impairment	919
F	Income taxes	7,625
G	Commitment to purchase outstanding shares of non-controlling interest	(10,363)

Total adjustments		(3,412)

Total equity under IFRS		2,202,393

Reconciliation of consolidated net earnings

		Three months ended March 31, 2011	Six months ended March 31, 2011
		$	$
Net earnings previously reported under Canadian GAAP		116,961	243,535
Differences increasing (decreasing) reported net earnings:
C	Reversal of intangible asset impairment	(22)	(44)
D	Reversal of contract cost impairment	(149)	(299)
E	Share-based payments	367	(640)
F	Income taxes	1,586	2,848

Total adjustments		1,782	1,865

Net earnings under IFRS		118,743	245,400

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	16

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Transition to IFRS (continued)

Reconciliation of consolidated comprehensive income

		Three months ended March 31, 2011	Six months ended March 31, 2011
		$	$
Comprehensive income reported under Canadian GAAP		100,234	193,853

Total differences increasing net earnings		1,782	1,865

Differences decreasing reported other comprehensive income:
B,D,F	Foreign currency translation adjustments	(224)	(258)

Comprehensive income under IFRS		101,792	195,460

Reconciliation of consolidated cash flows

There were no significant changes in the consolidated statement of cash flows on adoption of IFRS other than as a result of accounting for the investment in the joint venture under the equity method as described in adjustment H below.

DISCUSSION OF ADJUSTMENTS

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 optional exemptions applied in the conversion from Canadian GAAP to IFRS that apply to the three and six months ended March 31, 2011.

A.	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses deferred as a result of applying the corridor approach in accounting for defined benefit plans in retained earnings at the Transition Date. The Company elected to apply this exemption. As a result, as at October 1, 2010, other long-term liabilities decreased by $780,000 and after a related increase to deferred income tax liabilities of $209,000, retained earnings increased by $571,000. Additionally, the Company’s joint venture applied the same exemption and as a result, the investment in the joint venture decreased by $1,784,000 with a corresponding decrease to retained earnings.

As at and for the three and six months ended March 31, 2011, the impact of this adjustment on the consolidated financial statements was not significant.

B.	Decommissioning liabilities included in the cost of PP&E

Upon adoption of IFRS, the Company’s decommissioning liability was revalued according to the discount rate specified in IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, requires specified changes in a decommissioning liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first-time adopter a simplified treatment of historic changes when estimating the decommissioning liability between initial inception of the liability and the Transition Date. The Company elected to apply the method specified within IFRS 1 for valuing the decommissioning liability. As a result, as at October 1, 2010, PP&E decreased by $723,000 and long-term provisions increased by $562,000. After a related decrease to deferred income tax liabilities of $184,000 and an increase to deferred income tax assets of $198,000, retained earnings decreased by $903,000.

As at and for the three and six months ended March 31, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	17

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Transition to IFRS (continued)

Other explanatory notes

C.	Reversal of intangible asset impairment

Under Canadian GAAP, the reversal of impairment losses was prohibited. Under IFRS, the reversal of impairment losses is recognized for assets other than goodwill if certain criteria are met. Upon adoption of IFRS, the Company reversed an impairment recognized under Canadian GAAP as a result of changes in the expected cash flows relating to a business solution. As a result, as at October 1, 2010, intangible assets increased by $779,000 and after a related increase to deferred income tax liabilities of $240,000, retained earnings increased by $539,000.

For the three and six months ended March 31, 2011, amortization within costs of services, selling and administrative increased by $31,000 and $63,000, respectively, while income tax expense decreased by $9,000 and $19,000, respectively.

D.	Reversal of contract cost impairment

Under Canadian GAAP, contract costs consisting of transition costs and incentives were classified as intangible assets. Under IFRS, contract costs are recognized in accordance with IAS 11, “Construction Contracts” and no longer qualify as intangible assets. Upon adoption of IFRS, the Company reversed an impairment loss on a contract cost that was recognized under Canadian GAAP due to the fact that at the Transition Date the contract was profitable. As a result, as at October 1, 2010, contract costs increased by $2,095,000 and after a related increase to deferred income tax liabilities of $830,000, retained earnings increased by $1,265,000.

For the three and six months ended March 31, 2011, amortization within costs of services, selling and administrative increased by $145,000 and $292,000, respectively, revenue decreased by $99,000 and $200,000, respectively, while income tax expense decreased by $95,000 and $193,000, respectively.

Additionally, as at and for the three and six months ended March 31, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

E.	Share-based payments

Under Canadian GAAP, for grants of share-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award. Under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. As a result of the difference of accounting for each grant of graded share-based awards, as at October 1, 2010, contributed surplus increased by $8,100,000 with a corresponding decrease to retained earnings.

As at and for the three months ended March 31, 2011, the adjustment resulted in a decrease of contributed surplus and costs of services, selling and administrative of $367,000 and as at and for the six months ended March 31, 2011, the adjustment resulted in an increase of contributed surplus and costs of services, selling and administrative of $640,000.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	18

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Transition to IFRS (continued)

F.	Income Taxes

Assets or liabilities acquired other than in a business combination

Under Canadian GAAP, the carrying amount of an asset or liability acquired other than in a business combination was adjusted for by the amount of the related recognized deferred tax asset or liability. Under IFRS, a deferred tax asset or liability cannot be recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and if at the time of the transaction neither accounting profit nor taxable profit is affected. As a result, as at October 1, 2010, the Company decreased deferred tax liabilities by $3,423,000, intangible assets by $3,414,000, contract costs by $542,000 and deferred tax assets by $5,049,000 with a corresponding decrease to other long-term liabilities of $895,000 and retained earnings of $4,687,000.

For the three and six months ended March 31, 2011, amortization within costs of services, selling and administrative decreased by $309,000 and $618,000, respectively, revenue increased by $23,000 and $45,000, respectively, and income tax expense increased by $96,000 and $191,000, respectively.

Additionally, as at and for the three and six months ended March 31, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

Share-based payments

Under Canadian GAAP, a deferred tax asset was recognized on the difference between the accounting expense and the tax deduction relating to share-based payments. Under IFRS, the deferred tax asset recognized in relation to the share-based payments is adjusted each period to reflect the amount of the tax deduction the Company would receive if the award was tax deductible in the current period based on the current market price of the shares. If the estimated future tax deduction exceeds the related cumulative share-based payment costs, the excess deferred tax is recognized in contributed surplus. As a result, as at October 1, 2010, deferred tax liabilities decreased by $5,514,000 and retained earnings increased by $2,129,000 while contributed surplus increased by $3,385,000.

For the three and six months ended March 31, 2011, income tax expense decreased by $1,350,000 and $2,376,000, respectively. As a result, contributed surplus increased by $4,189,000 as at March 31, 2011.

Additionally, as at and for the three and six months ended March 31, 2011, there was an insignificant adjustment to other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	19

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Transition to IFRS (continued)

G.	Commitment to purchase outstanding shares of non-controlling interest

Under Canadian GAAP, the value of the put and call option to purchase the remaining shares of Conseillers en informatique d’Affaires (“CIA”) was disclosed as a commitment, but not recorded as a liability. Under IFRS, it must be recorded as a liability. As a result, as at October 1, 2010, accounts payable and accrued liabilities increased by $10,363,000, the equity attributable to non-controlling interest of $6,452,000 was eliminated and retained earnings decreased by the remaining balance of $3,911,000. There was no further adjustment for the three and six months ended March 31, 2011.

H.	Accounting for joint venture

Under Canadian GAAP, the Company accounted for its investment in its joint venture under the proportionate consolidation method. Under IFRS, IAS 31, “Interests in Joint Ventures”, allows a company to account for any joint venture interest under either the proportionate consolidation or equity method. As of the Transition Date, the Company elected to account for its investment in its joint venture under the equity method.

Under Canadian GAAP, the amounts below were included in the consolidated statements of earnings. Under IFRS, as a result of the application of the equity method, the amounts were removed from their respective lines and accounted for in a single line to reflect the share of profit on joint venture in the consolidated statements of earnings.

	Three months ended March 31, 2011	Six months ended March 31, 2011
	$	$
Revenues	21,280	48,174

Operating expenses
Costs of services, selling and administrative	17,569	40,405
Finance income	(49)	(100)
Foreign exchange gain	(89)	(39)

	17,431	40,266

Earnings before income taxes	3,849	7,908
Income tax expense	1,631	2,313

Share of profit on joint venture	2,218	5,595

Presentation reclassifications

I.	Costs of services, selling and administrative

Under Canadian GAAP, amortization and other income were presented as separate lines within the consolidated statement of earnings. Under IFRS, the Company chooses to present expenses according to their function. As a result, for the three months ended March 31, 2011, amortization of $51,604,000 and other income of $832,000 were reclassified into costs of services, selling and administrative and for the six months ended March 31, 2011, amortization of $101,824,000 and other income of $2,062,000 were reclassified into costs of services, selling and administrative.

COMPARATIVE FINANCIAL STATEMENTS

The following reconciliations illustrate the impact of adjustments and reclassifications from Canadian GAAP to IFRS for the consolidated statements of earnings for the three and six months ended March 31, 2011.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	20

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Transition to IFRS (continued)

Reconciliation of consolidated statement of earnings

Three months ended March 31, 2011	Canadian GAAP		Adjustments	IFRS
	$		$	$
Revenue	1,133,071	D,F,H	(21,356)	1,111,715

Operating expenses
Costs of services, selling and administrative	928,036	C,D,E,F,H,I	32,703	960,739
Amortization and depreciation	51,604	I	(51,604)	—
Acquisition-related and integration costs	945		—	945
Finance costs	5,190		—	5,190
Finance income	(2,035)	H	49	(1,986)
Other income	(832)	I	832	—
Foreign exchange gain	(2,859)	H	89	(2,770)
Share of profit in joint venture	—	H	(2,218)	(2,218)

	980,049		(20,149)	959,900

Earnings before income taxes	153,022		(1,207)	151,815
Income tax expense	36,061	C,D,F,H	(2,989)	33,072

Net earnings	116,961		1,782	118,743

Earnings per share
Basic earnings per share	0.44			0.45
Diluted earnings per share	0.42			0.43

Reconciliation of consolidated statement of earnings

Six months ended March 31, 2011	Canadian GAAP		Adjustments	IFRS
	$		$	$
Revenue	2,253,759	D,F,H	(48,329)	2,205,430

Operating expenses
Costs of services, selling and administrative	1,839,646	C,D,E,F,H,I	59,734	1,899,380
Amortization and depreciation	101,824	I	(101,824)	—
Acquisition-related and integration costs	3,130		—	3,130
Finance costs	11,014		—	11,014
Finance income	(2,630)	H	100	(2,530)
Other income	(2,062)	I	2,062	—
Foreign exchange gain	(2,550)	H	39	(2,511)
Share of profit in joint venture	—	H	(5,595)	(5,595)

	1,948,372		(45,484)	1,902,888

Earnings before income taxes	305,387		(2,845)	302,542
Income tax expense	61,852	C,D,F,H	(4,710)	57,142

Net earnings	243,535		1,865	245,400

Earnings per share
Basic earnings per share	0.91			0.92
Diluted earnings per share	0.88			0.88

CGI Group Inc. – Condensed Consolidated Financial Statements for the three and six months ended March 31, 2012 and 2011	21